Filed Purusant to Rule 433

File No: 333-264684

Canadian National Railway Company

US$800,000,000 3.850% Notes due 2032
US$700,000,000 4.400% Notes due 2052

Pricing Term Sheet

August 2, 2022

Issuer:	Canadian National Railway Company

Ratings (Moody’s / S&P / DBRS):*	A2 (Negative) / A (Negative) / A (Stable)

Trade Date:	August 2, 2022

Settlement Date:	August 5, 2022 (T+3)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Senior Co-Managers:	BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp.
CIBC World Markets Corp. Desjardins Securities Inc. SMBC Nikko Securities America, Inc.

US$800,000,000 3.850% Notes due 2032

Maturity Date:	August 5, 2032

Security Type:	3.850% Notes due 2032

Principal Amount:	US$800,000,000

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Price / Yield:	101-02+ / 2.748%

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	3.898%
Coupon:	3.850% per annum, accruing from August 5, 2022

Price to Public:	99.606% of principal amount

Interest Payment Dates:	February 5 and August 5 of each year, commencing on February 5, 2023

Optional Redemption:

The Issuer may redeem the 2032 Notes, at its option, in whole or in part, at any time and from time to time prior to May 5, 2032 at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2032 Notes matured on May 5, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement dated August 2, 2022, the “Preliminary Prospectus Supplement”) plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2032 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may redeem the 2032 Notes on or after May 5, 2032 in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2032 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	136375 DC3 / US136375DC36

US$700,000,000 4.400% Notes due 2052

Maturity Date:	August 5, 2052

Security Type:	4.400% Notes due 2052

Principal Amount:	US$700,000,000

Benchmark Treasury:	2.250% due February 15, 2052

Benchmark Treasury Price / Yield:	84-30 / 3.025%

Spread to Benchmark Treasury:	+140 basis points

Yield to Maturity:	4.425%

Coupon:	4.400% per annum, accruing from August 5, 2022

Price to Public:	99.587% of principal amount

Interest Payment Dates:	February 5 and August 5 of each year, commencing on February 5, 2023

Optional Redemption:

The Issuer may redeem the 2052 Notes, at its option, in whole or in part, at any time and from time to time prior to February 5, 2052 at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2052 Notes matured on February 5, 2052) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2052 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may redeem the 2052 Notes on or after February 5, 2052 in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2052 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	136375 DB5 / US136375DB52

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer expects that delivery of the notes will be made to investors on or about August 5, 2022 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”).  Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes prior to the second business day before the date of delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the date of delivery of the notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free, at (800) 294-1322, Citigroup Global Markets Inc., toll-free, at (800) 831-9146 or Wells Fargo Securities, LLC, toll-free, at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.